SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                    FORM 8-A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              GRUPO TELEVISA, S.A.
             (Exact Name of Registrant as Specified in Its Charter)

          United Mexican States                                   N/A
(State of Incorporation or Organization)                   (I.R.S. Employer
                                                          Identification no.)

     Av. Vasco de Quiroga No. 2000                                N/A
          Colonia Santa Fe
      01210 Mexico, D.F., Mexico
(Address of Principal Executive Offices)                       (Zip Code)




If this form relates to the                  If this form relates to the
registration of a class of                   registration of a class of
securities pursuant to Section               securities pursuant to Section
12(b) of the Exchange Act and is             12(g) of the Exchange Act and is
effective pursuant to General                effective pursuant to General
Instruction A.(c), please check              Instruction A.(d), please check
the following box. |X|                       the following box. |_|


Securities Act registration statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                 Name of Each Exchange on Which
     to be so Registered                 Each Class is to be Registered
     -------------------                 ------------------------------
          B Shares                          New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None.

* Application to be made for listing, not for trading, but only in connection with the registration of the Global Depositary Shares pursuant to the requirements of the Securities and Exchange Commissions.

Item 1. Description of Registrant's Securities to be Registered.

         At a general extraordinary meeting and at special meetings of the shareholders of Grupo Televisa, S.A., or Televisa, held on April 16, 2004, our shareholders approved the creation of a new class of capital stock, the B Shares, and the distribution of new shares to our shareholders. These transactions are described in the Information Statement, dated March 25, 2004, which was submitted to the U.S. Securities and Exchange Commission (the "Commission") on Form 6-K on March 25, 2004.

         At the general extraordinary and special shareholders meetings held on April 16, 2004, amendments to our bylaws (estatutos) were also approved. Set forth below is a summary description of certain significant provisions of our bylaws after giving effect to these amendments, including a description of the B Shares, and of certain provisions of Mexican law. This summary description does not purport to be complete, and is qualified by reference in its entirety to the exhibits attached hereto and incorporated herein by reference and to Mexican law.

Capital Stock

         We have four classes of capital stock: A Shares, B Shares, D Shares and L Shares. Our shares are publicly traded in Mexico in the form of certificados de participacion ordinarios ("CPOs"), each representing 117 shares--25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares, which are held in the CPO Trust. Our shares also are publicly traded in the United States in the form of global depositary shares ("GDSs"), each of which represents twenty CPOs.

         The A Shares and the B Shares are common or ordinary shares, with no par value, no dividend preference and no preference upon liquidation. The D Shares are limited-voting and preferred shares, with no par value, with the limited voting rights as described under "Voting Rights and Shareholders' Meetings--Holders of D Shares and L Shares" below, and the dividend preference and liquidation preference described under "Preferential Rights of the D Shares" below.

         The L Shares are limited-voting shares, with no par value, no dividend preference, no preference upon liquidation and limited voting rights, as described under "Voting Rights and Shareholders' Meetings--Holders of D Shares and L Shares" below.

Organization and Register

         Televisa is a sociedad anonima, or limited liability stock corporation, organized under the laws of Mexico in accordance with the Mexican Companies Law. Televisa was incorporated under Public Deed Number 30,200, dated December 19, 1990, granted before Notary Public Number 73 of Mexico City, D.F., and registered with the Public Registry of Commerce of Mexico City, under Commercial Page (folio mercantil) Number 142,164. We have a general corporate purpose, the specifics of which can be found in Article Four of our bylaws.

         We maintain a stock registry, and in accordance with Mexican law, we only recognize those holders listed in our stock registry as our shareholders. Our shareholders may hold their shares in the form of physical certificates or through book-entries with institutions that have accounts with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, S.A. de C.V., or Indeval, a privately owned securities depositary that acts as a clearinghouse, depositary and custodian, as well as a settlement, transfer and registration agent for Mexican Stock Exchange transactions. The CPO Trustee is the holder of record for shares represented by CPOs. Accounts may be maintained at Indeval by brokers, banks and other entities approved by the Comision Nacional Bancaria y de Valores, or CNBV, the national securities and banking commission.

Major Shareholders

         Approximately 49.71% of the outstanding A Shares, 13.28% of the outstanding B Shares, 13.82% of the outstanding D Shares and 13.82% of the outstanding L Shares are held through a trust (the "Shareholder Trust"), including shares in the form of CPOs. The beneficiaries of the Shareholder Trust are a trust for the benefit of Emilio Azcarraga Jean (the "Azcarraga Trust"), a trust for the benefit of Promotora Inbursa, S.A. de C.V. (the "Inbursa Trust"), and a trust for the benefit of Maria Asuncion Aramburuzabala Larregui, Lucrecia Aramburuzabala Larregui de Fernandez, Maria de las Nieves Fernandez Gonzalez, Antonino Fernandez Rodriguez and Carlos Fernandez Gonzalez (the "Investor Trust"). Promotora Inbursa, S.A. de C.V. is an indirect subsidiary of Grupo Financiero Inbursa, S.A. de C.V.

         The Azcarraga Trust beneficially owns 55.29% of the Televisa shares held through the Shareholder Trust; the Inbursa Trust beneficially owns 24.70%; and the Investor Trust beneficially owns 20.01%, of which 16.21% represents the interests of the Aramburuzabala family, and 3.80% represents the interests of the Fernandez family.

         The Televisa shares held through the Shareholder Trust are voted by the trustee as instructed by a Technical Committee comprising five members--three appointed by the Azcarraga Trust and one appointed by each of the Inbursa Trust and the Investor Trust. Accordingly, except as described below, Emilio Azcarraga Jean will control the voting of the shares held through the Shareholder Trust. In elections of directors, the Technical Committee will instruct the trustee to vote the A Shares held through the Shareholder Trust for individuals designated by Mr. Azcarraga Jean. The A Shares held through the Shareholder Trust constitute a majority of the A Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying A Shares. Accordingly, so long as non-Mexicans own more than a minimal number of A Shares, Mr. Azcarraga Jean will have the ability to direct the election of eleven out of 20 members of our Board.

         In accordance with the trust agreement, the Technical Committee will instruct the trustee to vote the B Shares held through the Shareholder Trust for a total of five individuals as members of our Board, who will be designated as follows. Emilio Azcarraga Jean will be entitled to nominate two individuals. The Investor Trust will be entitled to nominate one individual so long as the shares it holds through the Shareholder Trust constitute more than 2% of the total issued and outstanding Televisa shares. Until the Inbursa Trust is entitled to release all its Televisa shares from the Shareholder Trust, and so long as the shares it holds through the Shareholder Trust constitute more than 2% of the total issued and outstanding Televisa shares, it will be entitled to nominate two individuals. In the event the individual nominated by the Inbursa Trust is not elected to our Board of Directors, then so long as Mr. Azcarraga Jean has the ability to direct the election of eleven Board members, the A Shares held through the Shareholder Trust will be voted for one individual nominated by the Inbursa Trust to serve on our Board.

         Because the B Shares held through the Shareholder Trust constitute only 13.28% of the total B Shares outstanding, there can be no assurance that individuals nominated by Shareholder Trust beneficiaries will be elected to our Board. However, the B Shares held through the Shareholder Trust immediately following the Televicentro Distribution will constitute a higher proportion of the B Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted by law to vote the underlying B Shares.

         Emilio Azcarraga Jean has agreed to consult with the Inbursa Trust and the Investor Trust as to the voting of shares held through the Shareholder Trust on matters specifically set forth in the Shareholder Trust Agreement, including increases or reductions in the capital stock of Televisa; merger, split-up, dissolution, liquidation or bankruptcy proceedings of Televisa; related party transactions, extensions of credit or share repurchases, in each case exceeding specified thresholds; and selection of the chairman of Televisa's board of directors, if different from Emilio Azcarraga Jean. If either of the Inbursa Trust or the Investor Trust requests that shares be voted in a particular way on such a matter, and Mr. Azcarraga Jean declines to do so, such party may immediately release its Televisa shares from the Shareholder Trust. These consultation rights will terminate as to either the Inbursa Trust or the Investor Trust if it ceases to be party to the Shareholder Trust or if it owns less than 2% of the total capital stock of Televisa.

         Voting Rights and Shareholders' Meetings

         Holders of A Shares. Holders of A Shares have the right to vote on all matters subject to shareholder approval at any general meeting of shareholders and have the right, voting as a class, to appoint eleven members of our Board of Directors and the corresponding alternate directors. In addition, certain corporate matters must be approved by an ordinary or an extraordinary general meeting of shareholders at which a majority of the holders of A Shares vote in favor. These matters include dividend payments, mergers, spin-offs, changes in corporate purpose, changes of nationality and amendments to the anti-takeover provisions of our bylaws.

         Holders of B Shares. Holders of B Shares have the right to vote on all matters subject to shareholder approval at any general meeting of shareholders and have the right, voting as a class, to appoint five members of our Board of Directors and the corresponding alternate directors. The five directors and corresponding alternate directors elected by the holders of the B Shares will be elected at a shareholders meeting that must be held within the first four months after the end of each year, beginning in 2005.

         Holders of D Shares and L Shares. Holders of D Shares, voting as a class, are entitled to vote at special meetings to elect two of the members of our Board of Directors and the corresponding alternate directors, each of which must be an independent director. In addition, holders of D Shares are entitled to vote on the following matters at extraordinary general meetings:

         o        our transformation from one type of company to another;

         o        any merger (even if we are the surviving entity);

         o        extension of our existence beyond our prescribed duration;

         o our dissolution before our prescribed duration (which is currently December 2089);

         o        a change in our corporate purpose;

         o        a change in our nationality; and

         o the cancellation from registration of the D Shares or the securities which represent the D Shares with the securities or special section of the National Registry of Securities, or NRS, and with any other Mexican or foreign stock exchange in which such shares or securities are registered.

         Holders of L Shares, voting as a class, are entitled to vote at special meetings to elect two of the members of our Board of Directors and the corresponding alternate directors, each of which must be an independent director. Holders of L Shares are also entitled to vote at extraordinary general meetings on the following matters:

         o        our transformation from one type of company to another;

         o        any merger in which we are not the surviving entity; and

         o the cancellation from registration of the L Shares or the securities that represent the L Shares with the special section of the NRS.

         The two directors and corresponding alternate directors elected by each of the holders of the D Shares and the L Shares are elected annually at a special meeting of those holders. Special meetings of holders of D Shares and L Shares must also be held to approve the cancellation from registration of the D Shares or L Shares or the securities representing any of such shares with the securities and/or special sections of the NRS, as the case may be, and in the case of D Shares, with any other Mexican or foreign stock exchange in which such shares or securities are registered. All other matters on which holders of L Shares or D Shares are entitled to vote must be considered at an extraordinary general meeting. Holders of L Shares and D Shares are not entitled to attend or to address meetings of shareholders at which they are not entitled to vote. Under Mexican law, holders of L Shares and D Shares are entitled to exercise certain minority protections. See "Other Provisions--Appraisal Rights and Other Minority Protections."

         Other Rights of Shareholders. Under Mexican law, holders of shares of any series are also entitled to vote as a class in a special meeting governed by the same rules that apply to extraordinary general meetings, as described below, on any action that would prejudice the rights of holders of shares of such series, but not rights of holders of shares of other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. Generally, the determination of whether a particular shareholder action requires a class vote on these grounds could initially be made by the Board of Directors or other party calling for shareholder action. In some cases, under the Mexican Securities Market Law and the Mexican Companies Law, the Board of Directors, the statutory auditors or a Mexican court on behalf of those shareholders representing 10% of our capital stock could call a special meeting. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a particular proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

         General shareholders' meetings may be ordinary general meetings or extraordinary general meetings. Extraordinary general meetings are those called to consider specific matters specified in Article 182 of the Mexican Companies Law and our bylaws, including, among others, amendments to our bylaws, our dissolution, liquidation or split-up, our merger and transformation from one form of company to another, increases and reductions in our capital stock, the approval of certain acquisitions of shares, including a change of control, as set forth in the antitakeover provisions in our bylaws and any action for civil liabilities against the members of our Board of Directors, members of our Audit Committee or our statutory auditors. In addition, our bylaws require an extraordinary general meeting to consider the cancellation of registration of the D Shares or L Shares or the securities representing these shares with the securities and/or special sections of the NRS, as the case may be, and in the case of D Shares, with any other Mexican or foreign stock exchange in which such shares or securities are registered. General meetings called to consider all other matters are ordinary meetings which are held at least once each year within four months following the end of each fiscal year. Shareholders may be represented at any shareholders' meeting by completing a form of proxy provided by us, which proxy is available within fifteen days prior to such meeting, and designating a representative to vote on their behalf. The form of proxy must comply with certain content requirements as set forth in the Mexican Securities Market Law, as amended, and in our bylaws.

         Holders of CPOs. Holders of CPOs who are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their shares are entitled to exercise voting rights with respect to the A Shares, B Shares, D Shares and L Shares underlying their CPOs. The CPO Trustee will vote such shares as directed by Mexican holders of CPOs, which must provide evidence of Mexican nationality. Non-Mexican holders of CPOs may only vote the L Shares held in the CPO Trust and are not entitled to exercise any voting rights with respect to the A Shares, B Shares and D Shares held in the CPO Trust. Voting rights in respect of these A Shares, B Shares and D Shares may only be exercised by the CPO Trustee. A Shares, B Shares and D Shares underlying the CPOs of non-Mexican holders or holders that do not give timely instructions as to the voting of such shares,
(a) will be voted at special meetings of A Shares, B Shares or D Shares, as the case may be, as instructed by the CPO Trust's Technical Committee (which consists of members of the Board of Directors and/or Executive Committee, who must be Mexican nationals), and (b) will be voted at any general meeting where such series has the right to vote in the same manner as the majority of the outstanding A Shares held by Mexican nationals or Mexican corporations (directly, or through the CPO Trust, as the case may be) are voted at the relevant meeting. L Shares underlying the CPOs of any holders that do not give timely instructions as to the voting of such shares will be voted, at special meetings of L Shares and at general extraordinary meetings where L Shares have voting rights, as instructed by the Technical Committee of the CPO Trust. The CPO Trustee must receive voting instructions five business days prior to the shareholders meeting. Holders of CPOs that are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their shares also must provide evidence of nationality, such as a copy of a valid Mexican passport or birth certificate, for individuals, or a copy of the bylaws, for corporations.

         As described under "Major Shareholders" above, A Shares held through the Shareholder Trust constitute a majority of the A Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying A Shares. Accordingly, the vote of A Shares held through the Shareholder Trust generally will determine how the A Shares underlying our CPOs are voted. B Shares held through the Shareholder Trust constitute approximately 13.28% of the outstanding B Shares but represent a greater percentage of B Shares whose holders are entitled to vote them, because non-Mexican holders of CPOs and GDSs are not permitted to vote the underlying B Shares.

         Holders of GDRs. Global Depositary Receipts ("GDRs") evidencing GDSs are issued by the Depositary, JPMorgan Chase Bank, pursuant to the Deposit Agreement we entered into with the Depositary and all holders from time to time of GDSs. Each GDR evidences a specified number of GDSs. A GDR may represent any number of GDSs. Only persons in whose names GDRs are registered on the books of the Depositary will be treated by us and the Depositary as owners and holders of GDRs. Each GDS represents the right to receive 20 CPOs which will be credited to the account of Banco Inbursa, S.A., the Custodian, maintained with Indeval for such purpose. Each CPO represents financial interests in, and limited voting rights with respect to, 25 A Shares, 22 B Shares, 35 L Shares and 35 D Shares held pursuant to the CPO Trust.

         The Depositary will mail information on shareholders' meetings to all holders of GDRs. At least six business days prior to the relevant shareholders' meeting, GDR holders may instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the CPOs represented by their GDSs, and the underlying shares. Since the CPO Trustee must also receive voting instructions five business days prior to the shareholders' meeting, the Depositary may be unable to vote the CPOs and underlying shares in accordance with any written instructions. Holders that are Mexican nationals or Mexican corporations whose bylaws exclude foreign ownership of their shares are entitled to exercise voting rights with respect to the A Shares, B Shares, D Shares and L Shares underlying the CPOs represented by their GDSs. Such Mexican holders also must provide evidence of nationality, such as a copy of a valid Mexican passport or birth certificate, for individuals, or a copy of the bylaws, for corporations.

         Non-Mexican holders may exercise voting rights only with respect to L Shares underlying the CPOs represented by their GDSs. They may not direct the CPO Trustee as to how to vote the A Shares, B Shares or D Shares represented by CPOs or attend shareholders' meetings. Under the terms of the CPO Trust Agreement, the CPO Trustee will vote the A Shares, B Shares, D Shares and L Shares represented by CPOs held by non-Mexican holders (including holders of GDRs) as described under "Voting Rights and Shareholders' Meetings--Holders of CPOs." If the Depositary does not timely receive instructions from a Mexican or non-Mexican holder of GDRs as to the exercise of voting rights relating to the A Shares, B Shares, D Shares or L Shares underlying the CPOs, as the case may be, in the relevant shareholders' meeting then, if requested in writing by us, the Depositary will give a discretionary proxy to a person designated by us, to vote the shares. If no such written request is made by us, the Depositary will not represent or vote, attempt to represent or vote any right that attaches to, or instruct the CPO Trustee to represent or vote, the shares underlying the CPOs in the relevant shareholders meeting and, as a result, the underlying shares will be voted in the manner described under "Voting Rights and Shareholders' Meetings--Holders of CPOs" with respect to shares for which timely instructions as to voting are not given.

         If the Depositary does not timely receive instructions from a Mexican or non-Mexican holder of GDRs as to the exercise of voting rights relating to the underlying CPOs in the relevant CPO holders' meeting, the Depositary and the Custodian will take such actions as are necessary to cause such CPOs to be counted for purposes of satisfying applicable quorum requirements and, unless we in our sole discretion have given prior written notice to the Depositary and the Custodian to the contrary, vote them in the same manner as the majority of the CPOs are voted at the relevant CPOs holders' meeting.

         Under the terms of the CPO Trust, beginning in December 2008, a non-Mexican holder of CPOs or GDSs may instruct the CPO Trustee to request that we issue and deliver certificates representing each of the shares underlying its CPOs so that the CPO Trustee may sell, to a third party entitled to hold the shares, all of those shares and deliver to the holder any proceeds derived from the sale.

Dividend Rights

         At our annual ordinary general shareholders' meeting, our Board of Directors is required to submit our financial statements from the previous fiscal year to the holders of our A Shares and B Shares for their approval. Once our shareholders approve these financial statements, they must then allocate our net profits for the previous fiscal year. Under Mexican law, at least 5% of our net profits must be allocated to a legal reserve, until the amount of this reserve equals 20% of our paid-in capital stock. Thereafter, our shareholders may allocate our net profits to any special reserve, including a reserve for share repurchases. After this allocation, the remainder of our net profits will be available for distribution as dividends. The vote of the majority of the A Shares is necessary to approve dividend payments. As described below, in the event that dividends are declared, holders of D Shares will have preferential rights to dividends as compared to holders of A Shares, B Shares and L Shares. Holders of A Shares, B Shares and L Shares have the same financial or economic rights, including the participation in any of our profits.

Preferential Rights of D Shares

         Holders of D Shares are entitled to receive a cumulative fixed preferred annual dividend in the amount of Ps. 0.00034177575 per D Share before any dividends are payable in respect of A Shares, B Shares and L Shares. If we pay any dividends in addition to the D Share fixed preferred dividend, then such dividends shall be allocated as follows:

         o first, to the payment of dividends with respect to the A Shares, the B Shares and the L Shares, in an equal amount per share, up to the amount of the D Share fixed preferred dividend; and

         o second, to the payment of dividends with respect to the A Shares, B Shares, D Shares and L Shares, such that the dividend per share is equal.

Upon any dissolution or liquidation of our company, holders of D Shares are entitled to a liquidation preference equal to:

         o        accrued but unpaid dividends in respect of their D Shares;
                  plus

         o the theoretical value of their D Shares as set forth in our bylaws. See "Other Provisions--Dissolution or Liquidation."

Limitation on Capital Increases

         Our bylaws provide that, in the event shares of a given series are issued as a result of a capital increase (in respect of a cash capital contribution), each holder of shares of that series will have a preferential right to subscribe to new shares of that series, in proportion to the number of such holder's existing shares of that series. In addition, primary issuances of A Shares, B Shares, D Shares and L Shares in the form of CPOs may be limited under the Mexican Securities Market Law, as amended. As a result of grandfathering provisions, our existing CPO structure will not be affected by the amendments to the law. However, in the case of primary issuances of additional A Shares, B Shares, L Shares and D Shares in the form of CPOs, any new L Shares and D Shares may be required to be converted into A Shares or other voting stock within a term specified by the CNBV, which in no event shall exceed five years. Moreover, under the Mexican Securities Market Law, as amended, the aggregate amount of shares of an issuer with limited or non-voting rights may not exceed 25% of the total shares held by public investors. The vote of holders of a majority of the A Shares is necessary to approve capital increases.

Preemptive Rights

         In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe to a sufficient number of shares of the same series in order to maintain the holder's existing proportionate holdings of shares of that series. Shareholders must exercise their preemptive rights within the time period fixed by our shareholders at the meeting approving the issuance of additional shares. This period must continue for at least fifteen days following the publication of notice of the issuance in the Diario Oficial de la Federacion and in a newspaper of general circulation in Mexico City. Under Mexican law, shareholders cannot waive their preemptive rights in advance or be represented by an instrument that is negotiable separately from the corresponding share.

         U.S. holders of GDSs may exercise preemptive rights only if we register any newly issued shares under the Securities Act of 1933, as amended, or qualify for an exemption from registration. We intend to evaluate at the time of any offering of preemptive rights the costs and potential liabilities associated with registering additional shares. In addition, if our shareholders' meeting approves the issuance of shares of a particular series, holders of shares of other series may be offered shares of that particular series.

Limitations on Share Ownership

         Ownership by non-Mexicans of shares of Mexican enterprises is regulated by the Foreign Investment Law and the accompanying Foreign Investment Regulations. The Economics Ministry and the Foreign Investment Commission are responsible for the administration of the Foreign Investment Law and the Foreign Investment Regulations. The Foreign Investment Law reserves certain economic activities exclusively for the Mexican State, certain other activities exclusively for Mexican individuals or Mexican corporations, and limits the participation of non-Mexican investors to certain percentages in regard to other enterprises engaged in activities specified therein. Foreign investors may freely participate in up to 100% of the capital stock of Mexican companies or entities except for those existing companies engaged in specific activities, as described below and those with assets exceeding specified amounts established annually by the Foreign Investment Commission, in which case an approval from the Foreign Investment Commission will be necessary in order for foreign investment to exceed 49% of the capital stock. The Foreign Investment Law reserves certain economic activities exclusively for the Mexican state and reserves certain other activities (including television and radio broadcasting) exclusively for Mexican nationals, consisting of Mexican individuals and Mexican corporations the charters of which contain a prohibition on ownership by non-Mexicans of the corporation's capital stock (a "foreign exclusion clause"). However, the Foreign Investment Law grants broad authority to the Foreign Investment Commission to allow foreign investors to own specified interests in the capital of certain Mexican enterprises. In particular, the Foreign Investment Law provides that certain investments are considered "neutral investments" and are not included in the calculation of the foreign investment percentage for the relevant Mexican entity.

         In order to comply with these restrictions, we have limited the ownership of our A Shares and B Shares to Mexican individuals, Mexican companies the charters of which contain a foreign exclusion clause, credit institutions acting as trustees (such as the CPO Trustee) in accordance with the Foreign Investment Law and the Foreign Investment Regulations, and trusts or stock purchase, investment and retirement plans for Mexican employees. The criteria for an investor to qualify as Mexican under our bylaws are stricter than those generally applicable under the Foreign Investment Law and Foreign Investment Regulations. A holder that acquires A Shares or B Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those A Shares or B Shares and could also be subject to monetary sanctions. The D Shares are subject to the same restrictions on ownership as the A Shares and B Shares. However, the foregoing limitations do not affect the ability of non-Mexican investors to hold A Shares, B Shares, D Shares and L Shares through CPOs, or L Shares directly, because such instruments constitute a "neutral investment" and do not affect control of the issuing company, pursuant to the exceptions contained in the Foreign Investment Law. The sum of the total outstanding number of A Shares and B Shares is required to exceed at all times the sum of the total outstanding L Shares and D Shares.

         The Foreign Investment Law and Foreign Investment Regulations also require that we and the CPO Trust register with the National Registry of Foreign Investments. In addition to the limitations established by the Foreign Investment Law, the Mexican Federal Radio and Television Law provides restrictions on ownership by non-Mexicans of shares of Mexican enterprises holding concessions for radio and television such as those held indirectly by us. Non-Mexican states and governments are prohibited under our bylaws and Mexican Federal Radio and Television Law from owning shares of Televisa and are, therefore, prohibited from being the beneficial or record owners of the A Shares, B Shares, D Shares, L Shares, CPOs and GDSs. We have been advised by our Mexican counsel, Mijares, Angoitia, Cortes y Fuentes, S.C., that ownership of the A Shares, B Shares, D Shares, L Shares, CPOs and GDSs by pension or retirement funds organized for the benefit of employees of non-Mexican state, municipal or other governmental agencies will not be considered as ownership by non-Mexican states or governments for the purpose of our bylaws or the Radio and Television Law.

Ownership Restrictions

         We may restrict transfers or, to the extent permitted under applicable law, cause the mandatory sale or disposition of CPOs and GDRs where such transfer or ownership, as the case may be, might result in ownership of CPOs or GDRs exceeding the limits under applicable law or our bylaws, the CPO Trust Agreement or the CPO Deed. Non-Mexican states and governments are prohibited under our bylaws and Radio and Television Law from owning our shares and are, therefore, prohibited from being beneficial or record owners of GDRs.

Other Provisions

         Forfeiture of Shares. As required by Mexican law, our bylaws provide that for L Shares and CPOs, our non-Mexican shareholders formally agree with the Foreign Affairs Ministry:

         o to be considered as Mexicans with respect to the L Shares and CPOs that they acquire or hold, as well as to the property, rights, concessions, participations or interests owned by us or to the rights and obligations derived from any agreements we have with the Mexican government; and

         o not to invoke the protection of their own governments with respect to their ownership of L Shares and CPOs.

Failure to comply is subject to a penalty of forfeiture of such a shareholder's capital interests in favor of Mexico. In the opinion of Mijares, Angoitia, Cortes y Fuentes, S.C., our Mexican counsel, under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in Televisa. If the shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government.

         Exclusive Jurisdiction. Our bylaws provide that legal action relating to the execution, interpretation or performance of the bylaws shall be brought only in courts located in Mexico City.

         Duration. Our corporate existence under our bylaws continues until 2089.

         Dissolution or Liquidation. Upon any dissolution or liquidation of our company, our shareholders will appoint one or more liquidators at an extraordinary general shareholders' meeting to wind up our affairs. The approval of holders of the majority of the A Shares is necessary to appoint or remove any liquidator. Upon a dissolution or liquidation, holders of D Shares will be entitled to both accrued but unpaid dividends in respect of their D Shares, plus the theoretical value of their D Shares (as set forth in our bylaws). The theoretical value of our D Shares is Ps. 0.00683551495 per share. Thereafter, a payment per share will be made to each of the holders of A Shares, B Shares and L Shares equivalent to the payment received by each of the holders of D Shares. The remainder will be distributed equally among all shareholders in proportion to their number of shares and amount paid.

         Redemption. Our bylaws provide that we may redeem our shares with distributable profits without reducing our capital stock by way of a shareholder resolution at an extraordinary shareholders' meeting. In accordance with Mexican law and our bylaws:

         o any redemption shall be made on a pro-rata basis among all of our shareholders;

         o to the extent that a redemption is effected through a public tender offer on the Mexican Stock Exchange, the shareholders' resolution approving the redemption may empower our Board to specify the number of shares to be redeemed and appoint the related intermediary or purchase agent; and

         o        any redeemed shares must be cancelled.

         Share Repurchases. As required by Mexican law, our bylaws provide that we may repurchase our shares on the Mexican Stock Exchange at then prevailing market prices. The amount of capital stock allocated to share repurchases and the amount of the corresponding reserve created for this purpose is determined annually by our shareholders at a ordinary general shareholders' meeting. The aggregate amount of resources allocated to share repurchases in any given year cannot exceed the total amount of our net profits in any given year, including retained earnings. Share repurchases must be charged to either our net worth if the repurchased shares remain in our possession or our capital stock if the repurchased shares are converted into treasury shares, in which case our capital stock is reduced automatically in an amount equal to the theoretical value of any repurchased shares. Any surplus is charged to the reserve for share repurchases, if any. If the purchase price of the shares is less than the theoretical value of the repurchased shares, our capital stock account will be affected by an amount equal to the theoretical value of the repurchased shares. Under Mexican law, we are not required to create a special reserve for the repurchase of shares, nor do we need the approval of our Board to effect share repurchases. In addition, any repurchased shares cannot be represented at any shareholders' meeting.

         Conflicts of Interest. Under the Mexican Securities Market Law, any shareholder or director that votes on a transaction in which his, her or its interests conflict with our interests may be liable for damages, but only if the transaction would not have been approved without his, her or its vote. In addition, any member of the Board of Directors that votes on a transaction in which his, her or its interests conflict with our interests may be liable for damages. Our existing bylaws do not contain any provisions that govern or limit the ability of our directors or shareholders to vote on transactions in which their interests conflict with our interests. In addition, our existing bylaws do not contain any provisions that govern or limit the ability of our directors, in the absence of an independent quorum, to borrow from us or to vote compensation to themselves or any other member of our Board of Directors or any committee of our Board of Directors. We have established a Related Party Transactions Committee to review and approve transactions and arrangements with our principal shareholders, directors, executive officers and other related parties. In addition, pursuant to the Mexican Securities Market Law our Audit Committee must prepare and render statements to the Board as to the fairness of transactions and arrangements with related parties, and these transactions and arrangements must be approved by our Board of Directors. Members of our Board, members of our Audit Committee and our Statutory Auditor could be liable to our stockholders for breach of their duty of loyalty to the corporation to the extent that these persons approve transactions in which they have a conflict of interest.

         Appraisal Rights and Other Minority Protections. Whenever our shareholders approve a change in our corporate purpose or jurisdiction of organization or our transformation from one type of company to another, any shareholder entitled to vote that did not vote in favor of these matters has the right to receive payment for its A Shares, B Shares, D Shares or L Shares in an amount calculated in accordance with Mexican law. However, shareholders must exercise their appraisal rights within fifteen days after the shareholders' meeting at which the matter was approved.

         Because the CPO Trustee must vote at a general shareholders' meeting the A Shares, B Shares and D Shares held by non-Mexicans in the CPO Trust in the same manner as the majority of the A Shares held by Mexican nationals (directly, or through the CPO Trust, as the case may be), the A Shares, B Shares and D Shares underlying CPOs held by non-Mexicans will not be voted against any change that triggers the appraisal rights of the holders of these shares. Therefore, these appraisal rights will not be available to holders of CPOs (or GDRs) with respect to A Shares, B Shares or D Shares. The CPO Trustee will exercise such other corporate rights at special shareholders' meetings with respect to the underlying A Shares, B Shares and D Shares as may be directed by the Technical Committee of the CPO Trust.

         Our bylaws include provisions that permit:

         o holders of at least 10% of our outstanding capital stock to call a shareholders' meeting in which they are entitled to vote;

         o subject to the satisfaction of certain requirements under Mexican law, holders of at least 15% of our outstanding capital stock to bring an action for civil liabilities against our directors;

         o holders of at least 10% of our shares that are entitled to vote and are represented at a shareholders' meeting to request postponement of resolutions with respect to any matter on which they were not sufficiently informed; and

         o subject to the satisfaction of certain requirements under Mexican law, holders of at least 20% of our outstanding capital stock to contest and suspend any shareholder resolution.

         In addition, in accordance with the Mexican Securities Market Law, we are also subject to certain corporate governance requirements, including the requirement to maintain an audit committee and to elect independent directors. The protections afforded to minority shareholders under Mexican law are generally different from those in the United States and many other jurisdictions. Substantive Mexican law concerning fiduciary duties of directors has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. Shareholders in Mexico also cannot challenge corporate actions taken at shareholders' meetings unless they meet stringent procedural requirements. See "Voting Rights and Shareholders' Meetings." As a result of these factors, it is generally more difficult for our minority shareholders to enforce rights against us or our directors or principal shareholders than it is for shareholders of a corporation established under the laws of a state of the United States. In addition, under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Security Exchange Act of 1934, as amended, including the proxy solicitation rules. We are also exempt from many of the corporate governance requirements of the New York Stock Exchange.

Antitakeover Protections

         General. Our bylaws provide that, subject to certain exceptions, (i) any person, entity or group of persons and/or entities that wishes to acquire beneficial ownership of common Shares (as defined below) which, when coupled with common Shares previously beneficially owned by such persons or their affiliates, represent 10% or more of our outstanding common Shares, (ii) any competitor or group of competitors that wishes to acquire beneficial ownership of Shares which, when coupled with shares previously beneficially owned by such competitor, group of competitors or their affiliates, represent 5% or more of our outstanding capital stock, (iii) any person, entity or group of persons and/or entities that wishes to acquire beneficial ownership of common Shares representing 10% or more of our outstanding common Shares, and (iv) any competitor or group of competitors that wishes to acquire beneficial ownership of shares representing 5% or more of our capital stock, must obtain the prior approval of our Board of Directors and/or of our shareholders, as the case may be, subject to certain exceptions summarized below. Holders that acquire Shares in violation of these requirements will not be considered the beneficial owners of such Shares under our bylaws and will not be registered in our stock registry. Accordingly, these holders will not be able to vote such Shares or receive any dividends, distributions or other rights in respect of these Shares. In addition, pursuant to our bylaws, these holders will be obligated to pay us a penalty in an amount equal to the market value of the Shares so acquired.

         Pursuant to our bylaws, "Shares" are defined as the shares (of any class or series) representing our capital stock, and any instruments or securities that represent such shares or that grant any right with respect to or are convertible into those shares, expressly including CPOs.

         Pursuant to our bylaws, a "competitor" is generally defined as any person or entity who, directly or indirectly, is engaged in any of the following businesses or activities: television production and broadcasting, pay television production, program licensing, direct-to-home satellite services, publishing (newspaper and/or magazine), publishing distribution, music recording, cable television, the transmission of programming and/or other content by any other means known or to be known, radio broadcasting and production, the promotion of professional sports and other entertainment events, paging services, production, feature film/motion picture production and distribution, dubbing and/or the operation of an Internet portal. A "competitor" is also defined to include any person, entity and/or group that is engaged in any type of business or activity in which we may be engaged from time to time and from which we derive 5% or more of our consolidated income.

         Board Notices, Meetings, Quorum Requirements and Approvals. To obtain the prior approval of our Board, a potential acquiror must properly deliver a written notice that states, among other things: (i) the number and class/type of our Shares it beneficially owns, (ii) the percentage of Shares it beneficially owns with respect to both our outstanding capital stock and the respective class/type of our Shares, (iii) the number and class/type of Shares it intends to acquire, (iv) the number and class/type of Shares it intends to grant or share a common interest or right, (v) its identity, or in the case of an acquiror which is a corporation, trust or legal entity, its shareholders or beneficiaries as well as the identity and nationality of each person effectively controlling such corporation, trust or legal entity, (vi) its ability to acquire our Shares in accordance with our bylaws and Mexican law, (vii) its source of financing the intended acquisition, (viii) if it has obtained any financing from one of its related parties for the payment of the Shares, (ix) the purpose of the intended acquisition, (x) if it intends to acquire additional common Shares in the future, which coupled with the current intended acquisition of common Shares and the common Shares previously beneficially owned by the potential acquiror, would result in ownership of 20% or more of our common Shares, (xi) if it intends to acquire control of us in the future, (xii) if the acquiror is our competitor or if it has any direct or indirect economic interest in or family relationship with one of our competitors, and (xiii) the identity of the financial institution, if any, that will act as the underwriter or broker in connection with any tender offer.

         Either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must call a Board meeting within 10 calendar days following the receipt of the written notice and the Board meeting must be held within 45 calendar days following the call. Action by written consent is not permitted. With the exception of acquisitions that must be approved by the general extraordinary shareholder's meeting as described below in "Shareholder Notices, Meetings, Quorum Requirements and Approvals," in order to proceed with any acquisition of Shares that requires Board authorization as set forth in our bylaws, such acquisition must be approved by at least the majority of the members of our Board present at a meeting at which at least 75% of the members of our Board are present. Such acquisitions must be acted upon by our Board within 60 calendar days following the receipt of the written notice described above, unless the Board determines that it does not have sufficient information upon which to base its decision. In such case, the Board shall deliver a written request to the potential acquiror for any additional information that it deems necessary to make its determination. The 60 calendar days referred to above will commence following the receipt of the additional information from the potential acquiror to render its decision.

         Shareholder Notices, Meetings, Quorum Requirements and Approvals. In the event (i) of a proposed acquisition of Shares that would result in a "change of control," (ii) that our Board cannot hold a Board meeting for any reason,
(iii) of a proposed acquisition by a competitor and having certain characteristics, or (iv) that the Board determines that the proposed acquisition must be approved by our shareholders at a general extraordinary shareholders' meeting, among others, then the proposed acquisition must be approved by the holders of at least 75% of our outstanding common Shares at a general extraordinary shareholders' meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding common Shares are present. In addition, any proposed merger, spin-off, or capital increase or decrease which results in a change of control must also be approved by the holders of at least 75% of our outstanding common Shares at a general extraordinary shareholders' meeting (both in the case of first and subsequent calls) at which the holders of at least 85% of our outstanding common Shares are present. Pursuant to our bylaws, a "change of control" is defined as the occurrence of any of the following: (i) the acquisition or transfer of ownership of a majority of our outstanding common Shares, (ii) the ability of a person, entity or group (other than the person who currently has the ability to, directly or indirectly, elect a majority of the members of our Board of Directors) to elect a majority of the members of our Board of Directors or (iii) the ability of a person, entity or group (other than the person who currently has the ability to, directly or indirectly, determine our administrative decisions or policies) to determine our administrative decisions or policies. In the event that the general extraordinary shareholders' meeting must approve the proposed acquisition, either the Chairman, the Secretary or the Alternate Secretary of our Board of Directors must publish a call for a general extraordinary shareholders' meeting in the Official Gazette of the Federation and two other newspapers of general circulation in Mexico City at least 30 calendar days prior to such meeting (both in the case of first and subsequent calls). Once the call for the general extraordinary shareholders' meeting has been published, all information related to the agenda for the meeting must be available for review by the holders of common shares at the offices of our Secretary.

         Mandatory Tender Offers in the Case of Certain Acquisitions. If either our Board of Directors or our shareholders at a general extraordinary shareholders' meeting, as the case may be, authorize an acquisition of common Shares which increases the acquiror's ownership to 20% or more, but not more than 50%, of our outstanding common Shares, without such acquisition resulting in a change of control, then the acquiror must effect its acquisition by way of a cash tender offer for a specified number of shares equal to the greater of (x) the percentage of common Shares intended to be acquired or (y) 10% of our outstanding capital stock. In the event that our shareholders approve an acquisition that would result in a change of control, the acquiror must effect its acquisition by way of a cash tender offer for 100% of our total outstanding capital stock at a price which cannot be lower than the highest of the following: (i) the book value of the common Shares as reported on the last quarterly income statement approved by the Board of Directors, (ii) the highest closing price of the common Shares, CPOs and/or GDSs on any stock exchange during any of the three hundred-sixty-five (365) days preceding the date of the shareholders' resolution approving the acquisition; or (iii) the highest price paid for any Shares at any time by the acquiror. All tender offers must be made in Mexico and the United States within 60 days following the date on which the acquisition was approved by our Board of Directors or shareholders' meeting, as the case may be. All holders must be paid the same price for their common Shares. The provisions of our bylaws summarized above regarding mandatory tender offers in the case of certain acquisitions are generally more stringent than those provided for under the Mexican Securities Market Law. In accordance with the Mexican Securities Market Law, bylaw provisions regarding mandatory tender offers in the case of certain acquisitions may differ from the requirements set forth in such law, provided that those provisions are more protective to minority shareholders than those afforded by law. In these cases, the relevant bylaw provisions, and not the relevant provisions of the Mexican Securities Market Law, will apply to certain acquisitions specified therein.

         Exceptions. The provisions of our bylaws summarized above will not apply to (i) transfers of common shares and/or CPOs by operation of the laws of inheritance, (ii) acquisitions of common shares and/or CPOs by any person who, directly or indirectly, is entitled to appoint the greatest number of members to our Board of Directors, as well as by (A) entities controlled by such person,
(B) affiliates of such person, (C) the estate of such person, (D) certain family members of such person, and (E) such person, when such person acquires any common shares and/or CPOs from any entity, affiliate, person or family member referred to in (A), (B) and (D) above, and (iii) acquisitions or transfers of common shares and/or CPOs by us, our subsidiaries or affiliates, or any trust created by us or any of our subsidiaries.

         Amendments to the Antitakeover Provisions. Any amendments to these antitakeover provisions must be authorized by the CNBV and registered before the Public Registry of Commerce at our corporate domicile.

Item 2.    Exhibits.

         99. Information Statement dated March 25, 2004, submitted to the Commission on Form 6-K on March 25, 2004.

         1.1. English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 16, 2004.

         2.11. Form of Deposit Agreement between the Registrant, JPMorgan Chase Bank, as depositary and all holders and beneficial owners of the Global Depositary Shares, evidenced by Global Depositary Receipts (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Registration Statement on Form F-6 (File number 333-99195) and incorporated herein by reference).

         2.12. Form of Trust Agreement dated November 22, 1993 between Nacional Financiera, S.N.C., as CPO Trustee, Grupo Televisa, S.A. and Emilio Azcarraga Milmo, together with an English translation thereof (previously filed with the Securities and Exchange Commission as an Exhibit to Amendment No. 1 to the Registration's Registration Statement on Form F-6 (File number 33-71810), as amended, and incorporated herein by reference).

                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Grupo Televisa, S.A.
                                                            (Registrant)



Date: July 21, 2004                      By: /s/ Salvi Folch/ Juan Mijares
                                             --------------------------------
                                             Name:  Salvi Folch/ Juan Mijares
                                             Title: Legal Representatives

                                INDEX TO EXHIBITS

         Exhibit No.                                  Exhibit
         -----------                                  -------


         99 Information Statement dated March 25, 2004, submitted to the Securities and Exchange Commission on Form 6-K on March 25, 2004

         1.1 English translation of Amended and Restated Bylaws (Estatutos Sociales) of the Registrant, dated as of April 16, 2004 2004 (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's annual report on Form 20-F on June 30, 2004 (File number 033-69636) and incorporated herein by reference)


         2.11 Form of Deposit Agreement between the Registrant, JPMorgan Chase Bank, as depositary and all holders and beneficial owners of the Global Depositary Shares, evidenced by Global Depositary Receipts (previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Registration Statement on Form F-6 (File number 333-99195) and incorporated herein by reference)

         2.12 Form of Trust Agreement dated November 22, 1993 between Nacional Financiera, S.N.C., as CPO Trustee, Grupo Televisa, S.A. and Emilio Azcarraga Milmo, together with an English translation thereof (previously filed with the Securities and Exchange Commission as an Exhibit to Amendment No. 1 to the Registration's Registration Statement on Form F-6 (File number 33-71810), as amended, and incorporated herein by reference)